2700, 500 – 4 Ave SW, Calgary, AB T2P 2V6
Direct: 403-539-5715
Fax: 403-294-1197

May 26, 2011

To Whom It May Concern:

Re:           Equal Energy Ltd.
Q1 2011 Interim Financial Statements and Notes
SEDAR Filings: May 19, 2011

After Equal Energy Ltd. (“Equal” or the “Company”) filed its Q1 2011 interim financial statements and notes on SEDAR on May 19, 2011, it was observed that there was a minor typographical error in the Notes to the Consolidated Financial Statements and a sub-total for March 31, 2010 was missing in the Consolidated Statement of Changes in Shareholders’ Equity; both of which have been corrected by the Company.

Sincerely,

Signed “Dell Chapman”

Dell Chapman
Senior Vice President Finance and Chief Financial Officer